EXHIBIT 99.2


XL FINANCIAL ASSURANCE LTD
(Incorporated in Bermuda)

INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2007 AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND
2006
Unaudited
(expressed in U.S. dollars)

XL FINANCIAL ASSURANCE LTD.
INTERIM BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                               (UNAUDITED)
                                                                                  AS OF                  AS OF
                                                                                MARCH 31,             DECEMBER 31,
                                                                                   2007                  2006
                                                                            -------------------   --------------------
ASSETS:
Investments:
Debt securities, at fair value
(amortized cost: 2007 - $1,375,541; 2006 - $1,420,391) ....................     $ 1,364,110          $ 1,404,197
Short-term investments, at fair value
(amortized cost: 2007 - $183,540; 2006 - $207,951) ........................         182,889              206,923
                                                                                -----------          -----------
   Total investments available for sale ...................................       1,546,999            1,611,120

Cash and cash equivalents .................................................         205,503               86,528
Accrued investment income .................................................          10,778               13,355
Deferred acquisition costs ................................................         154,272              145,929
Prepaid reinsurance premiums ..............................................          55,913               41,915
Reinsurance balances receivable ...........................................          25,551               18,681
Unpaid losses and loss expenses recoverable ...............................          77,444               78,230
Amounts due from parent and affiliates ....................................              34                   37
Net receivable for investments sold .......................................             152                  112
Derivative assets .........................................................           8,390               11,148
Other assets ..............................................................             284                  340
                                                                                -----------          -----------
   TOTAL ASSETS ...........................................................     $ 2,085,320          $ 2,007,395
                                                                                ===========          ===========
LIABILITIES, REDEEMABLE PREFERRED SHARES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Unpaid losses and loss expenses ...........................................     $   155,268          $   156,733
Deferred premium revenue ..................................................         740,608              699,264
Reinsurance balances payable ..............................................          10,449                7,308
Accounts payable and accrued liabilities ..................................             701                1,962
Amounts due to parent and affiliates ......................................           7,006                4,076
Derivative liabilities ....................................................           7,917                4,685
                                                                                -----------          -----------
   TOTAL LIABILITIES ......................................................         921,949              874,028
                                                                                -----------          -----------

Contingencies and Commitments

REDEEMABLE PREFERRED SHARES:
Series A Redeemable preferred shares ......................................     $    39,000          $    54,016
                                                                                -----------          -----------
SHAREHOLDER'S EQUITY:
Common shares (par value of $120 per share; 10,000 shares authorized;
2,449 issued and outstanding as at
March 31, 2007 and December 31, 2006, respectively) .......................             294                  294
Additional paid-in capital ................................................         659,665              659,665
Accumulated other comprehensive loss ......................................         (12,082)             (17,221)
Retained earnings .........................................................         476,494              436,613
                                                                                -----------          -----------
   TOTAL SHAREHOLDER'S EQUITY .............................................       1,124,371            1,079,351
                                                                                -----------          -----------
   TOTAL LIABILITIES, REDEEMABLE PREFERRED SHARES AND SHAREHOLDER'S EQUITY      $ 2,085,320          $ 2,007,395
                                                                                ===========          ===========

             See accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(U.S. DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                  (UNAUDITED)
                                                                              THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                  --------------------------------------------
                                                                          2007                    2006
                                                                  --------------------    --------------------
REVENUES:
Net premiums earned ...........................................         $ 41,112                $ 35,454
Net investment income .........................................           20,530                  11,347
Net realized gains (losses) on investments ....................              112                  (5,208)
Fee and other income ..........................................             --                     1,134
Net realized and unrealized losses on derivative financial
   instruments ................................................           (6,521)                 (3,245)
                                                                        --------                --------

   Total revenues .............................................           55,233                  39,482
                                                                        --------                --------
EXPENSES:
Net losses and loss expenses ..................................             (336)                  3,684
Acquisition costs .............................................           10,876                  10,375
Operating expenses ............................................            3,699                   1,340
                                                                        --------                --------

   Total expenses .............................................           14,239                  15,399
                                                                        --------                --------

Net income ....................................................         $ 40,994                $ 24,083
                                                                        ========                ========

COMPREHENSIVE INCOME:
   Net income .................................................         $ 40,994                $ 24,083

   Unrealized gains (losses) on investments ...................            5,251                 (18,887)
   Less: reclassification for gains (losses) realized in income              112                  (5,208)
                                                                        --------                --------

Other comprehensive income (loss) .............................            5,139                 (13,679)
                                                                        --------                --------

   Comprehensive income .......................................         $ 46,133                $ 10,404
                                                                        ========                ========

             See accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                              (UNAUDITED)
                                                                             THREE MONTHS                YEAR ENDED
                                                                                 ENDED                  DECEMBER 31,
                                                                            MARCH 31, 2007                  2006
                                                                         ----------------------     ----------------------

COMMON SHARES - NUMBER ISSUED
Number of shares, beginning of year ....................................           2,449                      2,449
                                                                             -----------                -----------

   Number of shares, end of period .....................................           2,449                      2,449
                                                                             ===========                ===========

COMMON SHARES - ISSUED AT PAR
Balance - beginning of year ............................................     $       294                $       294
                                                                             -----------                -----------

   Balance - end of period .............................................             294                        294
                                                                             ===========                ===========

ADDITIONAL PAID-IN CAPITAL
Balance - beginning of year ............................................         659,665                    345,606
Capital contributions ..................................................            --                      314,059
                                                                             -----------                -----------

   Balance - end of period .............................................         659,665                    659,665
                                                                             ===========                ===========

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - beginning of year ............................................         (17,221)                   (17,953)
Other comprehensive income .............................................           5,139                        732
                                                                             -----------                -----------

   Balance - end of period .............................................         (12,082)                   (17,221)
                                                                             ===========                ===========

RETAINED EARNINGS
Balance - beginning of year ............................................         436,613                    323,127
Net income .............................................................          40,994                    132,958
Dividends on Series A redeemable preferred shares ......................          (1,113)                    (4,456)
Accumulated undeclared dividends on Series A redeemable preferred shares            --                      (15,016)
                                                                             -----------                -----------

   Balance - end of period .............................................         476,494                    436,613
                                                                             ===========                ===========

TOTAL SHAREHOLDER'S EQUITY .............................................     $ 1,124,371                $ 1,079,351
                                                                             ===========                ===========

             See accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF CASH FLOWS
(U.S. DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                        (UNAUDITED)
                                                                                                    THREE MONTHS ENDED
                                                                                                         MARCH 31,
                                                                                        --------------------------------------------
                                                                                                2007                    2006
                                                                                        --------------------    --------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income ......................................................................           $  40,994               $  24,083
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments ......................................                (112)                  5,208
Amortization of premium on debt maturities ......................................                 398                     936
Net realized and unrealized losses on derivative financial instruments ..........               5,990                   2,671
Accrued investment income .......................................................               2,577                     266
Unpaid losses and loss expenses .................................................              (1,465)                  3,645
Deferred premium revenue ........................................................              41,344                  31,058
Unpaid losses & loss expenses recoverable .......................................                 786                    (546)
Deferred acquisition costs ......................................................              (8,343)                 (7,410)
Amounts due from parent and affiliates ..........................................                   3                     804
Accounts payable and accrued liabilities ........................................              (1,261)                   (262)
Amount due to parent and affiliates .............................................               2,930                  (4,180)
Funds withheld ..................................................................                --                     4,859
Prepaid reinsurance premiums ....................................................             (13,998)                    729
Reinsurance balances receivable .................................................              (6,870)                (14,860)
Reinsurance balances payable ....................................................               3,141                  (8,856)
Other assets ....................................................................                  56                     206
                                                                                            ---------               ---------

Total adjustments ...............................................................              25,176                  14,268
                                                                                            ---------               ---------

Net cash provided by operating activities .......................................              66,170                  38,351
                                                                                            ---------               ---------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sale of debt securities ...........................................              32,931                  48,545
Proceeds from maturity of debt securities and short-term investments ............              82,402                  14,707
Net (purchases) sales of short-term investments .................................              (2,960)                    431
Purchase of debt securities .....................................................             (43,500)               (106,179)
                                                                                            ---------               ---------

Net cash provided by (used in) investing activities .............................              68,873                 (42,496)
                                                                                            ---------               ---------

CASH FLOWS USED IN FINANCING ACTIVITIES:
Dividends paid on Series A redeemable preferred shares ..........................             (16,068)                 (2,559)
                                                                                            ---------               ---------

Net cash used in financing activities ...........................................             (16,068)                 (2,559)
                                                                                            ---------               ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ................................             118,975                  (6,704)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR ...................................              86,528                  22,256
                                                                                            ---------               ---------

CASH AND CASH EQUIVALENTS - END OF THE PERIOD ...................................           $ 205,503               $  15,552
                                                                                            =========               =========


             See accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

1.   ORGANIZATION AND BUSINESS

          XL Financial Assurance Ltd (the "Company") was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations ("The Act"). Except for its preferred stock interests, through July 1, 2006, the Company was a wholly owned subsidiary of XL Insurance (Bermuda) Ltd ("XLI"), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd ("XL Capital"), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd ("SCA"), a Bermuda based holding company, in anticipation of contributing its ownership interests in the Company and XL Capital Assurance Inc. ("XLCA"), a New York domiciled financial guarantee insurance company and selling an interest therein to the public through an initial public offering ("IPO") of SCA's common shares. The contribution by XL Capital of the Company and XLCA to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. After the IPO, a secondary offering by XL Capital, the exercise of the underwriters' over-allotment option and restricted share awards to management of SCA, XL Capital's ownership of SCA's outstanding common shares represents approximately a 63 percent economic interest. As a result of limitations on XL Capital's voting power contained in SCA's bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter. If, however, the rating agencies would permit XL Capital's voting rights to be commensurate with its economic interest in SCA, without adversely affecting the ratings of SCA or its operating subsidiaries, XL Capital's voting power would automatically increase and consequently the voting power of all other shareholders in the aggregate would correspondingly decrease, thereby eliminating preferential voting rights of all SCA's other shareholders.

          The Company is primarily engaged in the business of providing reinsurance of financial guarantees on asset-backed and municipal obligations underwritten by XLCA, XLI, and Financial Security Assurance Inc. ("FSA"), a New York domiciled financial guarantee insurance company, as well as other monoline and multiline insurance companies. FSA, through its parent and affiliates, own all of the Company's preferred shares, but otherwise is independent of the Company and XL Capital and its affiliates. Guarantees reinsured by the Company may be in the form of traditional financial guarantee insurance or credit default swaps. The Company's underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of financial guarantee insurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Substantially all the Company's reinsurance is written on a proportional basis. Accordingly, in the event of a payment default on a reinsured obligation, the Company is generally required to pay its proportionate share of the principal, interest or other such amounts due in accordance with the insured obligations' original payment schedule or, at the ceding companies' option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by retroceding certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

          Pursuant to an agreement on April 5, 2006 with Financial Security Assurance Holding Ltd. ("FSAH"), the parent company of FSA, the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the agreement, the participating dividend and redemption provisions of the preferred shares were eliminated, the stated value of the preferred shares held by FSAH was increased to $54.0 million, and the fixed dividend rate of the preferred shares was increased from 5.00% to 8.25%. On March 30, 2007, the Company paid an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and reduced the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount (see note
     6).

2.   BASIS OF PRESENTATION

          These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and
     Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited interim financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows as of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the Company's December 31, 2006 audited financial statements and notes thereto filed with the Securities and Exchange Commission as an Exhibit to the SCA's Form 10-K for the year ended December 31, 2006. The preparation of financial statements in conformity with GAAP requires management

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

     to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.   CREDIT DEFAULT SWAPS

          Credit default swaps reinsured by the Company meet the definition of a derivative instrument under FASB Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded as either assets or liabilities in the accompanying balance sheets.

          The fair value of credit default swaps is determined using a model which is dependent upon a number of market factors including changes in interest rates, credit spreads, changes in credit quality, and expected recovery rates. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

          Changes in the fair value of credit default swaps attributable to earnings from reinsurance premiums received by the Company from the reinsurance of such contracts are recorded in the line item caption entitled "net premiums earned" in the accompanying interim statements of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such reinsured contracts are recorded in the line item caption entitled "net losses and loss expenses" in the accompanying interim statements of operations, and the remaining components of the change in fair value of reinsured credit default swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled "net realized and unrealized losses on derivative financial instruments" in the accompanying interim statements of operations. This presentation is applicable only to credit default swaps reinsured by the Company where the underlying ceding company has the intent and ability to hold such contracts to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

          The Company's reinsured credit default swap in-force portfolio generally requires the Company to meet its proportionate share of payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first-loss protection levels. These credit events are contract-specific, but generally cover bankruptcy, failure to pay and repudiation. The Company's reinsured credit default swap in-force portfolio consists of structured pools of corporate obligations that were awarded investment-grade ratings at the deals' inception. At March 31, 2007, on a net par basis, approximately 95.9% of the Company's reinsured credit default swap in-force portfolio was rated "AAA" with the remaining 4.1% rated at or above investment-grade. The weighted average term of the contracts in-force was 8.52 years.

                                                       (UNAUDITED)
                                                   THREE MONTHS ENDED
                                                        MARCH 31,
                                            --------------------------------
                                                   2007            2006
                                            --------------   ---------------
INCOME STATEMENT
Net earned premiums .......................      $ 6,880           $ 4,856
Net losses and loss expense ...............          895               370
Net realized and unrealized losses
  on derivative financial instruments .....       (5,982)           (2,274)



                                                (UNAUDITED)
                                                   AS OF           AS OF
                                                 MARCH 31,       DECEMBER 31,
                                                   2007            2006
                                             ---------------  ---------------
ASSETS
Derivative Assets..........................  $      8,390     $     11,148

LIABILITIES
Unpaid losses and loss expenses............        12,978           12,083
Derivative liabilities.....................         7,917            4,685

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

          The Company reinsures interest rate swaps indirectly as part of financial guarantee reinsurance of XLCA. The swap portion of these insurance contracts is required to be measured and recorded at fair value. The valuation methodology comprises of a mark to model approach that measures the change in expected loss. The expected loss is driven by the valuation of the underlying derivative; the default probability of the underlying obligor and the expected recovery rate on the underlying asset class.

4.   RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

     PROPOSED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS"), ACCOUNTING FOR FINANCIAL GUARANTEE INSURANCE CONTRACTS

          On April 18, 2007, the Financial Accounting Standards Board ("FASB") issued Proposed SFAS, Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60. This proposed Statement would clarify how FASB Statement No. 60, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES, applies to financial guarantee insurance contracts. This proposed Statement, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, this proposed Statement would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company's balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet.

          In regard to premium revenue recognition, the proposed Statement provides for premium to be recognized as revenue, for both upfront and installment paying policies, in proportion to the insured contractual principal and interest payments made by the issuer of the insured financial obligation, rather than being recognized over the term of each maturity for upfront premium paying policies, or over the installment period for installment premium paying policies. This change would generally result in a volatile revenue recognition pattern over the life of the insured obligation as premium would only be recognized as the insured obligation's principal or interest is paid. Furthermore, for certain bonds such as investor-owned utilities, CDOs and many other types of asset-backed securities that do not have periodic payments, this change would result in significantly slower and back-ended revenue recognition. The volatility would be most evident for insured securities whereby the principal payments are made at maturity but would also impact public finance insured securities with customized amortization schedules. For installment paying policies, the proposed Statement requires that the discount, equating to the difference between gross installment premiums and the present value of installment premiums, be recognized as investment income rather than premiums. We expect that the initial effect of applying the revenue recognition previsions of the Statement as currently proposed will be material to the Company's financial statements.

          In regard to the recognition of claim liabilities, the Statement provides that claim liabilities shall be established when the insurance enterprise expects that a claim loss will exceed the unearned premium revenue (liability) for a contract based on expected cash flows discounted using a risk-adjusted rate at initial recognition of the claim liability and, that, the assumptions underlying such liability be consistent with the information tracked and monitored through the company's surveillance list maintained by the insurance enterprise to evaluate credit deterioration in its insured financial obligations. We expect that implementation of this guidance as currently proposed would cause the Company to de-recognize its reserves for unallocated losses and loss adjustment expenses and preclude it from providing such reserves in the future.

          The FASB has indicated that the final Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of this proposed Statement on its financial statements.

     SFAS NO. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS" -

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), and addresses issues raised in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company adopted SFAS 155 on January 1, 2007 and it had no effect on the Company's financial condition or results of operations.

     FASB ISSUED SFAS NO. 157, "FAIR VALUE MEASUREMENTS" -

          In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

     measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within these fiscal years. The Company is currently evaluating the effect the adoption of SFAS 157 will have on its financial statements

     SFAS 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES" -

          In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides the Company an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its financial statements.

5.   PREMIUMS EARNED FROM REFUNDED AND CALLED BONDS

          When an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to the Company. Net premiums earned include $1.2 million and $3.5 million for the three months ended March 31, 2007 and 2006, respectively, related to refunded and called bonds.

6.   RELATED PARTY TRANSACTIONS

     CAPITAL TRANSACTIONS

          On August 4, 2006 and December 22, 2006, SCA contributed $175.0 million and $123.1 million, respectively, to the Company from the net proceeds of its IPO. On August 4, 2006, XLI contributed $15.0 million to the Company. In addition, on April 5, 2007, the Company received a cash contribution of $225.0 million from SCA. There were no common or other shares of equity capital issued by the Company to SCA in exchange for such contributions.

          On March 30, 2007, the Company paid an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and reduced the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount. There was no change in the voting interest of the holders of the Series A Redeemable Preferred shares as a result of the extraordinary dividend and reduction in the stated value of the Series A Redeemable Preferred Shares.

     SERVICES ARRANGEMENTS

          The Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase certain services indirectly through SCA Administrative Bermuda Ltd, a wholly owned subsidiary of SCA. Such services principally include: (i) information technology support, (ii) actuarial, finance, internal audit services, and
     (iii) certain investment management services. For the period ended March 31, 2007 and 2006, the Company incurred costs for such services aggregating $0.4 million, and $0.8 million, respectively, which are a component of "operating expenses" in the accompanying statements of operations.

     REINSURANCE TREATIES WITH AFFILIATES

     o The Company has a facultative quota share reinsurance treaty ("Treaty") with XLCA. Under the terms of the Treaty, the Company agrees to reinsure up to 75% of business written by XLCA provided it meets certain specified parameters. Prior to July 1, 2006, the Company had agreed under the Treaty to reinsure up to 90% of such business. In addition, pursuant to the Treaty, XLCA charges up to a 30% ceding commission (or such other percentage on an arm's-length basis) on ceded premiums written under the agreement.

     o XLI entered into an agreement with XLCA which unconditionally and irrevocably guarantees to XLCA the full and complete payment when due of all of the Company's obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement the Company has assumed business from XLCA since December 19, 2000. The gross par value of business guarantied by XLI under this agreement was approximately $83.2 billion and $84.0 billion as of March 31, 2007 and December 31, 2006, respectively. The XLI guarantee agreement terminated with respect to any new business produced by XLCA and ceded to the Company pursuant to the facultative quota share reinsurance agreement after the effective date of the IPO.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

     o    The Company has entered into the following reinsurance agreements with
          XLI:

          (a) Effective October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of the Company's liability arising as a result of losses on policies reinsured by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered by this agreement in excess of 10% of the Company's surplus, up to an aggregate amount of $500 million. For each of the three month periods ended March 31, 2007 and 2006, the Company incurred expense under this agreement of approximately $0.1 million and $0.1 million, respectively.

          (b) Effective August 17, 2001, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows the Company to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays the Company a ceding commission of 30% on the premiums ceded unless otherwise specified. On August 4, 2006, the Company and XLI terminated certain reinsurance cessions ceded under this agreement to XLI. As a result of the termination of the aforementioned cessions, XLI returned $26.5 million of premiums to the Company, the Company returned ceding commissions of $7.8 million to XLI, and XLI paid the Company $18.7 million. The net income impact of the termination was $0.2 million for the three months ended March 31, 2007.

          (c) Effective December 31, 1999, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to the Company a portion of a risk it insured, which risk the Company may then accept or reject in its sole discretion. Under this treaty, the Company pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified. On August 4, 2006, the Company and XLI agreed to cancel from inception the reinsurance of certain business ceded under this arrangement. As a result of this cancellation, the Company paid XLI $0.2 million, XLI assumed the Company's obligation for $1.2 million of reserves for losses and loss adjustment expenses, and the Company recorded a capital contribution of $1.0 million.

               In addition, on August 4, 2006, the Company entered into certain reinsurance cessions with XLI pursuant to the aforementioned facultative quota share reinsurance treaty. As a result of these cessions, the Company recorded assumed premiums of approximately $8.0 million, ceding commissions of approximately $1.0 million and received cash from XLI of approximately $7.0 million.

          (d) Effective August 4, 2006, XLI, at no cost to the Company, indemnified the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 8 (a).


     o The Company has entered into the following reinsurance agreements with certain subsidiaries and affiliates of FSAH. Premiums assumed from FSAH affiliates represented 16.2% and 11.8% of the Company's total reinsurance premiums assumed for each of the three month periods ended March 31, 2007 and 2006, respectively. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

          (a) Effective November 3, 1998, the Company entered into a master facultative reinsurance agreement with FSA. This agreement allows FSA to propose to cede a portion of a risk insured by it to the Company, which risk the Company may then accept or reject solely in its discretion. The ceding commission that the Company pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. The Company's obligations under this agreement are guarantied by XLI. The XLI guarantee agreement terminated with respect to any new business produced by FSA and ceded to the Company pursuant to the master facultative reinsurance agreement after the effective date of the IPO.

          (b) Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal of and interest on certain asset-backed securities and pools of consumer debt obligations.

          (c) Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries.

     o The Company has guarantied certain of XLI's obligations in connection with certain transactions where XLI's customer required such credit enhancement. Each of these transactions has a "double trigger" structure, meaning that the Company does not have to pay a claim unless both the underlying transaction and XLI default. For each of these

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

          transactions, the Company has entered into a reimbursement agreement with XLI, pursuant to which XLI pays the Company a fee for providing its guarantee and XLI grants the Company a security interest in a portion of the payments received by it from its client. As of March 31, 2007, the Company's aggregate net par outstanding relating to such guarantees was $522.8 million.

7.   REINSURANCE

     The effect of reinsurance on premium written and earned for the three month periods ended March 31, 2007 and 2006 is shown below:

                                                      (UNAUDITED)
                                          -------------------------------------
                                            ASSUMED      CEDED        NET
                                          -------------------------------------
Three months ended March 31, 2007
     Premium written ...................   $ 85,202    $(16,744)   $ 68,458
     Premium earned ....................     43,858      (2,746)     41,112
     Losses and loss adjustment expenses     (1,121)        785        (336)

Three months ended March 31, 2006
     Premium written ...................     73,820      (6,580)     67,240
     Premium earned ....................     42,762      (7,308)     35,454
     Losses and loss adjustment expenses      4,230        (546)      3,684

8.   UNPAID LOSSES AND LOSS EXPENSES

          The Company's liability for losses and loss expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss expenses is summarized as follows:

                                                                           (UNAUDITED)
                                                                        AS AT AND FOR THE                  AS AT AND FOR THE
                                                                       THREE MONTHS ENDED                 TWELVE MONTHS ENDED
                                                                         MARCH 31, 2007                    DECEMBER 31, 2006
                                                                 -------------------------------    --------------------------------
                                                                      CASE         UNALLOCATED           CASE         UNALLOCATED
     (U.S. DOLLARS IN THOUSANDS)                                    RESERVES        RESERVES           RESERVES         RESERVES


Unpaid losses and loss expenses at beginning of year ......         $ 75,057        $ 81,676          $ 64,747          $ 69,297
Unpaid losses and loss expenses recoverable ...............          (64,359)        (13,871)          (52,317)          (14,077)
                                                                    --------        --------          --------          --------
Net unpaid losses and loss expenses at beginning of year ..           10,698          67,805            12,430            55,220
Increase (decrease) in net losses and loss expenses
   incurred in respect of losses occurring in:
   Current year ...........................................             --             2,496              --              12,585
   Prior years ............................................           (2,832)           --               1,474              --

Less net losses and loss expenses paid  & other relating to
   prior years ............................................             (343)           --              (3,206)             --
                                                                    --------        --------          --------          --------
Net unpaid losses and loss expenses at end of period ......            7,523          70,301            10,698            67,805
Unpaid losses and loss expenses recoverable ...............           64,359          13,085            64,359            13,871
                                                                    --------        --------          --------          --------

Unpaid losses and loss expenses at end of period ..........         $ 71,882        $ 83,386          $ 75,057          $ 81,676
                                                                    ========        ========          ========          ========

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
UNAUDITED
--------------------------------------------------------------------------------

CASE BASIS RESERVES FOR LOSSES AND LOSS EXPENSES

     Set forth below is a discussion of certain case basis reserves established by the Company. The Company has been indemnified with respect to loss development relating to the reinsured transaction described under "(a)" below by XLI in connection with SCA's IPO. As a result of such indemnification, all adverse loss development on such reinsured transaction subsequent to the effective date of the IPO, which is in excess of the Company's carried reserve for such transaction at the date of the IPO, will be indemnified by XLI. Such protection does not relieve the Company of its obligations under the aforementioned reinsurance transaction. Accordingly, the Company is still liable under the reinsurance transaction in the event that XLI does not meet its obligations under the indemnification. For further information with respect to the indemnification see Note 6.

A. At December 31, 2006, the Company carried a gross case basis reserve for losses and loss adjustment expenses of approximately $70.3 million ($6.0 million net of retrocession to XLI) relating to an insured project financing. There was no change in the reserve during the three months ended March 31, 2007. The total remaining par insured by the Company with respect to this transaction, which amortizes over many years into the future, aggregated approximately $249.5 million ($6.0 million net of retrocession to XLI) at March 31, 2007. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate, if necessary, as new information becomes available.

B. In December 2005, certain notes collateralized by loans to medical providers that were insured by XLCA (the "Insured Notes") and reinsured by the Company defaulted upon their maturity. In satisfaction of the resulting claim, XLCA purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. In connection therewith, the Company recorded a loss of $0.6 million representing its share under the aforementioned reinsurance agreement of the difference between the estimated fair value of the Insured Notes at the date they were acquired by XLCA and the consideration paid by XLCA to acquire the Insured Notes. In addition, the Company paid XLCA its share of the cost of the Insured Notes and recorded such payment as funds withheld. At December 31, 2005, the carrying amount of the Company's funds withheld relating to this transaction was $15.9 million. During 2006, the Company recognized a charge of $12.6 million relating to the impairment of the Insured Notes and reduced it funds withheld by a corresponding amount. In addition, during 2006 the balance of its funds withheld was returned by XLCA to the Company.

C. At December 31, 2006 the Company carried a case basis reserve for losses and loss adjustment expenses of $2.7 million representing the present value of the loss expected to be incurred in the future with respect to an insured residential mortgage securitization. During the three months ended March 31, 2007 the insured obligation was retired as a result of the exercise of a clean-up call by the sponsor of the securitization thereby eliminating the Company's exposure without loss. Accordingly, the Company recorded a reduction in its provision for losses and loss adjustment expenses for the three months ended March 31, 2007 of $2.7 million resulting from the elimination of the aforementioned reserve.

D. The Company maintains a provision of $1.6 million in respect of reinsurance provided to a primary for a cash flow collateralized borrowing obligation. The estimate of loss is based on current assumptions, although no claim is expected to be paid until the legal maturity of principal in 2011 if at all.

     The financing vehicle through which the insured project financing discussed in (a) above was issued is considered a variable interest entity under FASB Interpretation 46/46R, "Consolidation of Variable Interest Entities", however, the Company is not the primary beneficiary. If this transaction is restructured or if the Company exercises its contractual rights in the event of a default, the primary beneficiary in the transaction will have to be reconsidered. If such events occur, the Company would likely be required to consolidate the financing vehicle.

9.   EXPOSURES UNDER GUARANTEES

     The Company provides financial guarantee reinsurance to support public and private borrowing arrangements. Financial guarantee reinsurance guarantees the timely payment of principal and interest on insured obligations to third party holders of such obligations in the event of default by an issuer. The Company's potential liability in the event of non-payment by the issuer of a reinsured obligation represents the aggregate outstanding principal reinsured under its policies and contracts and related interest payable at the date of default. In addition, the Company provides credit protection on specific referenced credits or on pools of specific referenced credits through the reinsurance of credit default swaps. Under the terms of credit default swaps, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. The Company's potential liability under credit default swaps represents the notional amount of such swaps.

     At March 31, 2007, the Company's net outstanding par exposure under its in-force financial guarantee reinsurance policies and contracts aggregated to $83.2 billion and net reserves for losses and loss adjustment expenses relating to such exposures was $7.5 million at such date. In addition, at March 31, 2007, the Company's notional exposure under credit default swaps aggregated to $27.1 billion and the net asset for these credit default swaps reflected in the Company's balance sheet at March 31, 2007 was $5.5 million.